Intersect ENT, Inc.
1555 Adams Drive
Menlo Park, California 94025

May 13, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549

Application for Withdrawal of Registration Statement on Form S-3ASR (File No. 333-237805)

Ladies and Gentlemen:

Intersect ENT, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3ASR (File No. 333-237805), originally filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2020 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

On May 13, 2022, pursuant to the Agreement and Plan of Merger, dated as of August 6, 2021 (the “Merger Agreement”), by and among the Company, Medtronic, Inc., a Minnesota corporation (“Parent”), and Project Kraken Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Parent. As a result of the consummation of the transactions contemplated by the Merger Agreement, the Company has determined that it is in its best interest to withdraw the Registration Statement at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to call or email Tara Fisher, Partner at Ropes & Gray LLP, at 617-235-4824 or tara.fisher@ropesgray.com. Please provide a copy of the order granting withdrawal of the Registration Statement to Tara Fisher, Partner at Ropes & Gray LLP, at 617-235-4824 or tara.fisher@ropesgray.com.

Very truly yours,

Intersect ENT, Inc.

By:	/s/ Christopher Cleary
Christopher Cleary
Senior VP, Corporate Development